SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 1)(1)


                              ImmuCell Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.10 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   452525 30 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                Tracy D. Wilkins
                                c/o TechLab Inc.
                                VPI Research Park
                                1861 Pratt Drive
                              Blacksburg, VA 24060
                                 (540) 953-1664
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 22, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]. Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
           (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(SC13D-07/99)
                         (Continued on following pages)

CUSIP No.452525 30 6                   13D                 Page 1 of 4 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                                           Tracy D. Wilkins
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
-------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

                                       PF
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                       USA

               -----------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    36,400
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          93,100
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         36,400

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    93,100
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   129,500

CUSIP No.  452525 30 6               13D                   Page 2 of 4 Pages



--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                      4.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                       IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

Common Stock, $0.10 par value per share;
ImmuCell Corporation
56 Evergreen Drive
Portland,  ME 04103
--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) Tracy D. Wilkins

     (b) c/o TechLab, Inc.
         VPI Research Park
         1861 Pratt Drive
         Blacksburg, VA  24060

     (c) President of TechLab, Inc.
         VPI Research Park
         1861 Pratt Drive
         Blacksburg, VA  24060,
         a biotechnology company (d) The Reporting Person has not been convicted in a criminal proceeding during the last five years. (e) The Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years.
     (f) USA

CUSIP No.  452525 30 6               13D                   Page 3 of 4 Pages

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

All 129,500 shares of Common Stock of the Issuer held by the Reporting Person were acquired in the open market with personal funds of the Reporting Person for the aggregate purchase price of approximately $414,000.
--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

The securities reported on this Schedule 13D were acquired for personal investment.

     (a) The Reporting Person was elected to the Board of Directors of the Issuer at the Annual Meeting of Shareholders of the Issuer held on June 13, 2001. In accordance with the Company's 2000 Stock Option Plan for Outside Directors, the Reporting Person received an automatic grant of an option to acquire 15,000 shares of the Issuer's common stock, at the fair market value on June 13, 2001. One-third of the options subject to the grant would vest on the date he is first re-elected to the Board by the shareholders; an additional 5,000 options would vest on the second date that the he is next re-elected to the Board by shareholders; and the remaining 5,000 options would vest on the third date that he is re-elected to the Board by shareholders. All of these options expired without value before they became exercisable upon the resignation of the Reporting Person from the Board of Directors of the Company on October 22, 2001.
     (b) none
     (c) none
     (d) none
     (e) none
     (f) none
     (g) none
     (h) none
     (i) none
     (j) none
-------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a) As of the date of this Schedule 13D, the Reporting Person beneficially owned 129,500 shares, 4.8% of the Issuer's outstanding common stock

     (b) Reporting Person has sole power to vote and sole power to dispose of 36,400 shares beneficially owned by him. The Reporting Person shares the power to vote and the power to dispose of 93,100 shares held jointly by him with his wife.

     (c) On October 22, 2001, the Reporting Person sold 41,300 shares of the Issuer's common stock in open market transactions bringing his aggregate holdings at that time to 129,500 shares (4.8%).

CUSIP No.  452525 30 6               13D                   Page 4 of 4 Pages



     (d) n/a

     (e) n/a

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


           None
--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

                                       n/a

--------------------------------------------------------------------------------


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    November 9, 2001
                                        ----------------------------------------
                                                         (Date)

                                                  /s/ Tracy D. Wilkins
                                        ----------------------------------------
                                                       (Signature)

                                                     Tracy D. Wilkins
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).